RLJ LODGING TRUST

3 Bethesda Metro Center, Suite 1000

Bethesda, MD 20814

June 21, 2013

BY EDGAR AND OVERNIGHT MAIL

Mr. Jonathan Wiggins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             RLJ Lodging Trust

Form 10-K for the year ended December 31, 2012

Filed February 28, 2013

File No. 001-35169

Dear Mr. Wiggins:

This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 3, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for year ended December 31, 2012 (File No. 001-35169) filed with the Commission on February 28, 2013 (the “Form 10-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K.

Item 1A.  Risk Factors, page 10

“If we fail to maintain an effective system of integrated internal controls . . .,” page 28

1.                                 We note your disclosure in this risk factor in regards to your internal audit function that oversees your internal controls that you “can provide no assurances that such procedures will be adequate to provide reasonable assurance to [y]our shareholders regarding the reliability of [y]our financial reporting and the preparation of [y]our financial statements.”  Please advise us how this is consistent with your disclosure on page 84 and the certification filed as an exhibit that you have “designed such internal control over financial reporting . . . to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements . . . .”

Response to Comment No. 1

Our management has designed the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. However, although the internal controls were designed for the foregoing purpose, the

Company cannot be certain that these controls will in fact operate effectively at all times in the future, which is why the sentence was included in the applicable paragraph of the Risk Factors section. However, in future Exchange Act periodic reports, the Company intends to remove the following sentence from the relevant risk factor: “We can provide no assurances that such procedures will be adequate to provide reasonable assurance to our shareholders regarding the reliability of our financial reporting and the preparation of our financial statements.”

Item 2.  Properties, page 41

2.                                 We note that you have engaged in renovating certain of your properties during the past two years.  In future Exchange Act periodic reports, to the extent you engage in renovating or developing properties, and to the extent these properties are material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs in future Exchange Act periodic reports.  Please provide disclosure regarding total development costs on a per square foot basis.

Response to Comment No. 2

The Company respectfully advises that its renovation projects generally fall into one of the following categories:

•                  major redevelopment projects primarily consisting of repositioning or rebranding activities that involve significant capital outlays and hotels being closed for extended periods; and

•                  periodic renovations to portions of the Company’s hotels, such as guestrooms, public space, meeting space, and/or restaurants, as well as routine improvements and alterations needed to maintain each of the Company’s hotels in good repair and condition and in conformity with applicable laws and regulations, franchise agreements and management agreements.

In future Forms 10-K, the Company will disclose the anticipated completion timeframe, costs incurred to date and budgeted costs for major redevelopment projects underway as of the end of the period covered by the applicable Form 10-K. We note that, as of December 31, 2012, the Company did not have any major redevelopment projects underway at any of its properties.

Non-GAAP Financial Measures, page 71

3.                                 We note your disclosure that you believe that Adjusted FFO provides investors with another financial measure that may facilitate comparisons of operating performance between periods and between REITs.  In future Exchange Act periodic reports, please revise to disclose the reasons why you believe that Adjusted FFO may facilitate comparisons of operating performance between periods and between REITs.  This comment also applies to your disclosures regarding Adjusted EBITDA.  Please provide us with your proposed disclosure.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment No. 3

In future Exchange Act periodic reports, the Company will clarify that it uses Adjusted FFO and Adjusted EBITDA to facilitate comparisons of operating performance between periods.  Future Exchange Act periodic reports will include disclosure substantially along the lines of the following:

We further adjust FFO for certain additional items that are not in NAREIT’s definition of FFO, such as hotel transaction and pursuit costs, the amortization of share-based compensation and certain other expenses that we consider outside the normal course of business. We believe that Adjusted FFO provides useful supplemental information to investors regarding our ongoing operating performance that, when considered with net income and FFO, is beneficial to an investor’s understanding of our operating performance.

We further adjust EBITDA for certain additional items such as discontinued operations, hotel transaction and pursuit costs, the amortization of share-based compensation and certain other expenses that we consider outside the normal course of business. We believe that Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operating performance that, when considered with net income and EBITDA, is beneficial to an investor’s understanding of our operating performance.

Capital Expenditures and Reserve Funds, page 79

4.                                 In future Exchange Act periodic reports, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures, and other capital expenditures by year.  The total of these expenditures should reconcile to the cash flow statement.  In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or uncertainties related to your capital expenditures.

Response to Comment No. 4

In future Exchange Act periodic reports, the Company will include in its discussion of cash flows from investing activities additional analysis of capital expenditures by breaking down total capital expenditures among major redevelopment projects and periodic renovations (as described in the Response to Comment No. 2) of its properties by year.  The total of these expenditures will reconcile to the statement of cash flows.  In addition, the Company will expand its narrative discussion of fluctuations in capital expenditures from year to year to discuss any known trends or uncertainties.

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The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7736.

Sincerely,
RLJ Lodging Trust

By:	/s/ Thomas J. Baltimore, Jr.
Name:	Thomas J. Baltimore, Jr.
Title:	President and Chief Executive Officer

cc:	Leslie D. Hale
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP